UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

Under the Securities Exchange Act of 1934

(Amendment No. 1)

Conforce International, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

20716T 109

(CUSIP Number)

December 31, 2012

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

Rule 13d-1(b) ☐

Rule 13d-1(c) ☒

Rule 13d-1(d) ☐

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

(Page 1 of 12 Pages)

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1	NAME OF REPORTING PERSONS Martin G. Braun
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 635,725
	6	SHARED VOTING POWER -0-
	7	SOLE DISPOSITIVE POWER 635,725
	8	SHARED DISPOSITIVE POWER -0-
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 635,725
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.4%
12	TYPE OF REPORTING PERSON IN

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1	NAME OF REPORTING PERSONS Adaly Investment Management Corp.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Ontario, Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER -0-
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER -0-
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
12	TYPE OF REPORTING PERSON CO

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1	NAME OF REPORTING PERSONS JC Clark Adaly Fund (On December 1, 2012, the reporting person changed its name from Adaly Opportunity Fund L.P. to JC Clark Adaly Fund)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Ontario, Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 2,690,000
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 2,690,000
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,690,000
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.7%
12	TYPE OF REPORTING PERSON LP

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1	NAME OF REPORTING PERSONS The Strategic Retirement Fund (This reporting person was dissolved as of December 31, 2012)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Ontario, Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER -0-
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER -0-
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
12	TYPE OF REPORTING PERSON OO

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1	NAME OF REPORTING PERSONS The Strategic Opportunities Master Fund, L.P. (This reporting person was dissolved as of December 31, 2012)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER -0-
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER -0-
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
12	TYPE OF REPORTING PERSON PN

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1	NAME OF REPORTING PERSONS The Strategic Investment Fund USA L.P. (This reporting person was dissolved as of December 31, 2012)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER -0-
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER -0-
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
12	TYPE OF REPORTING PERSON PN

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Item 1(a). Name of Issuer:

Conforce International, Inc.

Item 1(b). Address of Issuer’s Principal Executive Offices:

51A Caldari Road
2nd Floor
Concord, Ontario L4K 4G3
Canada

Item 2(a). Name of Person Filing:

The persons filing this statement are (collectively, the “Reporting Persons”):

•	Martin G. Braun (“Braun”);

•	Adaly Investment Management Corp., a corporation organized under the laws of the Province of Ontario, Canada (“AIMC”);

•	JC Clark Adaly Fund, a limited partnership organized under the laws of the Province of Ontario, Canada (the “Adaly Fund”);

•	The Strategic Retirement Fund, a trust organized under the laws of the Province of Ontario, Canada (the “Retirement Fund”);

•	The Strategic Opportunities Master Fund, L.P., a limited partnership organized under the laws of Cayman Islands (the “Opportunities Fund”); and

•	The Strategic Investment Fund USA, a Delaware limited partnership (the “USA Fund”).

Mr. Braun is president and owner of AIMC. Prior to December 1, 2012, AIMC had acted as the investment advisor and fund manager of the Adaly Fund. After December 1, 2012, JC Clark Ltd. replaced AIMC as investment advisor and fund manager and, in connection therewith, the name of the Adaly fund was changed from Adaly Opportunity Fund L.P. to JC Clark Adaly Fund. AIMC had also served as investment advisor to the Retirement Fund, the Opportunities Fund, and the USA Fund. As of December 31, 2012, the Retirement Fund, the Opportunities Fund, and the USA Fund were each dissolved. AIMC is in the process of being wound down.

Item 2(b). Address of Principal Business Office or, if None, Residence:

The address of the principal business office of Mr. Braun and the Adaly Fund is 130 Adelaide Street West, Suite 3400, Toronto, Ontario, Canada M5H 3P5.

Item 2(c). Citizenship:

Mr. Braun is a citizen of Canada. See Item 2(a) for the place of organization of the other Reporting Persons.

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Item 2(d). Title of Class of Securities:

Common Stock, par value $0.0001 per share.

Item 2(e). CUSIP Number:

20716T 109.

Item 3. If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐ Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);

(b)	☐ Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐ Insurance company defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐ Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐ An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f)	☐ An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g)	☐ A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐ A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);

(j)	☐ A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

(k)	☐ Group, in accordance with § 240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution:________________.

Item 4. Ownership:

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)                Amount beneficially owned:

(i)	Mr. Braun individually beneficially owns 635,725 shares.

(ii)	The Adaly Fund individually beneficially owns 2,690,000 shares.

(iii)	AIMC, the Retirement Fund, the Opportunities Fund, and the USA Fund each do not have beneficial ownership of any shares.

(iv)	Collectively, the Reporting Persons beneficially own 3,325,725 shares.

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(b)               Percent of class:

(i)	Mr. Braun’s beneficial ownership of 635,725 shares represents approximately 0.4% of all of the issued and outstanding shares of common stock of the Issuer based on 160,120,049 shares of common stock issued and outstanding as of September 30, 2012 as reported in the Issuer’s Form 10-Q filed on November 13, 2012.

(ii)	The Adaly Fund’s beneficial ownership of the 2,690,000 shares represents approximately 1.7% of all of the issued and outstanding shares of common stock of the Issuer.

(iii)	AIMC, the Retirement Fund, the Opportunities Fund, and the USA Fund each do not have beneficial ownership of any shares.

(iv)	Collectively, the Reporting Persons’ beneficial ownership of 3,325,725 shares represents approximately 2.1% of all of the outstanding shares of common stock of the Issuer

(c)                Number of shares as to which the person has:

(i)	Sole power to vote or direct the vote:

Mr. Braun has the sole power to vote or direct the vote of the 635,725 shares individually beneficially owned by him.

(ii)	Shared power to vote or direct the vote:

The Adaly Fund and its investment manager, JC Clark Ltd. have shared power to vote or direct the vote of the 2,690,000 shares beneficially owned by the Adaly Fund.

(iii)	Sole power to dispose or direct the disposition of:

Mr. Braun has the sole power to dispose or direct the disposition of the 635,725 shares individually beneficially owned by him.

(iv)	Shared power to dispose or direct the disposition of:

The Adaly Fund and its investment manager, JC Clark Ltd. have shared power to dispose or direct the disposition of the 2,690,000 shares beneficially owned by the Adaly Fund.

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

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Item 6. Ownership of More Than Five Percent on Behalf of Another Person.

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8. Identification and Classification of Members of the Group.

Not applicable.

Item 9. Notice of Dissolution of Group.

Not applicable.

Item 10. Certification.

By signing below the undersigned certifies that, to the best of its or his knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

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SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2011

Adaly Investment Management Corp.

By: /s/ Martin G. Braun

Martin G. Braun, President

JC CLARK Adaly FUnd

By: JC Clark GenPar Ltd., its General Partner

By: /s/ Colin Stewart

Colin Stewart, Director

/s/ Martin G. Braun

Martin G. Braun, in his individual capacity

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